Mail Stop 4720

February 12, 2010

Mr. Norman L. Frohreich
President and CEO
FullCircle Registry, Inc.
161 Alpine Drive
Shelbyville, Kentucky 40065

>   **Re: FullCircle Registry, Inc.**
>   **Amendment Number 5 to Registration Statement on Form S-1**
>   **Filed January 28, 2010**
>   **File No. 333-152062**

Dear Mr. Frohreich:

   We have reviewed your amended registration statement and response letter dated January 28, 2010 to our January 12, 2010 comment letter and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why a comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form S-1

General

1. Please update your financial information and related disclosures to include the year ended December 31, 2009 as required by Rule 3-12 of Regulation S-X.

Use of proceeds, page 17

2. We note your response to Comment 5. Please include the information disclosed in your response under "Use of Proceeds" on page 17. In addition, please revise your disclosure to

clarify the meaning of your reference to the repayment of notes held by the principal shareholders, officers and directors "on an as needed basis."

In addition, please ensure that your disclosure states that, aside from the notes held by non-affiliated parties, the remaining notes are payable specifically to your principal shareholders, officers, and directors.

Compensation of Officers and Directors, page 45

3. Please update your summary compensation table to reflect your most recent fiscal year. Please see the requirements of Item 402 of Regulation S-K.

Note 7. Intangible Assets, page F-15

4. We acknowledge your response to prior comment 11 and your revised disclosure. Please obtain a consent from Potter and Company, LLP and file it as an exhibit.

5. Your revised disclosure states "We do not believe that this change in amortization will have any impact on future operations…" We note that the change in amortization expense is material to your operations. Please revise the last paragraph of Note 7 to clarify the impact to your Consolidated Statements of Operations.

* * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Sasha Parikh at (202) 551- 3627 or Gus Rodriguez at (202) 551-3752 if you have questions on the accounting comments, financial statements and related matters. Please contact Bryan Pitko at (202) 551-3203 or John Krug (202) 551-3862 with any other questions. In this regard, please also feel free to contact me at (202) 551-3715.

Sincerely,

Jeffrey Riedler
Assistant Director

cc: Matthew D. Watkins
        Lynch, Cox, Gilman & Mahan, PSC
        500 W. Jefferson St., Suite 2100
        Louisville, Kentucky 40202